SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc on Director Shareholding, dated June 29, 2005.

                                                           SCHEDULE 11

                                     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

Nicholas Rose

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Nicholas Rose

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Nicholas Rose

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Nicholas Rose

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Automatic reinvestment of dividends

7) Number of shares/amount of stock acquired

84 Shares

8) Percentage of issued class

0.00%

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

484.01p

13) Date of transaction

28 June 2005

14) Date company informed

29 June 2005

15) Total holding following this notification

5,479

16) Total percentage holding of issued class following this notification

0.0003%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification
n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Alan McCulloch
01698 396414

25) Name and signature of authorised company official responsible for making this notification

Alan McCulloch
Assistant Secretary

Date of Notification 29 June 2005

                                                           SCHEDULE 11

                                     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
1) Name of company

Scottish Power plc

2) Name of director

Charles Berry

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Charles Berry

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lloyds TSB Corporate Nominee Limited A/C AESOPI

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Charles Berry

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Automatic reinvestment of dividends

7) Number of shares/amount of stock acquired

60 Shares

8) Percentage of issued class

0.00%

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

481.25p

13) Date of transaction

28 June 2005

14) Date company informed

29 June 2005

15) Total holding following this notification

53,959

16) Total percentage holding of issued class following this notification

0.0029%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Alan McCulloch
01698 396414

25) Name and signature of authorised company official responsible for making this notification

Alan McCulloch
Assistant Secretary

Date of Notification 29 June 2005

                                                           SCHEDULE 11

                                     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)Name of company

Scottish Power plc

2) Name of director

Ian Russell

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Ian Russell

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lloyds TSB Registrars Corporate Nominee Ltd A/C AESOPI

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Ian Russell

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Automatic reinvestment of dividends from shares held in the Inland Revenue approved ScottishPower Employee Share Ownership Plan

7) Number of shares/amount of stock acquired

60 Shares

8) Percentage of issued class

0.00%

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

481.25p

13) Date of transaction

28 June 2005

14) Date company informed

29 June 2005

15) Total holding following this notification

148,255

16) Total percentage holding of issued class following this notification

0.0079%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Alan McCulloch
01698 396414

25) Name and signature of authorised company official responsible for making this notification

Alan McCulloch
Assistant Secretary

Date of Notification 29 June 2005

                                                           SCHEDULE 11

                                     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

David Nish

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

David Nish

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lloyds TSB Registrars Corporate Nominee Ltd A/C AESOPI

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

David Nish

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Automatic reinvestment of dividends from shares held in the Inland Revenue approved ScottishPower Employee Share Ownership Plan

7) Number of shares/amount of stock acquired

60 Shares

8) Percentage of issued class

0.00%

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

481.25p

13) Date of transaction

28 June 2005

14) Date company informed

29 June 2005

15) Total holding following this notification

48,820

16) Total percentage holding of issued class following this notification

0.0026%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Alan McCulloch
01698 396414

25) Name and signature of authorised company official responsible for making this notification

Alan McCulloch
Assistant Secretary

Date of Notification 29 June 2005

                                                           SCHEDULE 11

                                     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
1)Name of company

Scottish Power plc

2) Name of director

David Nish

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Caroline Nish/Spouse of Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Caroline Nish/Spouse of Director

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Caroline Nish/Spouse of Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Automatic reinvestment of dividends

7) Number of shares/amount of stock acquired

80 Shares

8) Percentage of issued class

0.00%

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

484.01p

13) Date of transaction

28 June 2005

14) Date company informed

29 June 2005

15) Total holding following this notification

49,294

16) Total percentage holding of issued class following this notification

0.0026%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Alan McCulloch
01698 396414

25) Name and signature of authorised company official responsible for making this notification

Alan McCulloch
Assistant Secretary

Date of Notification 29 June 2005

                                                           SCHEDULE 11

                                     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
1) Name of company

Scottish Power plc

2) Name of director

David Nish

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

David Nish

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David Nish

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

David Nish

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if #
discretionary/non discretionary

Automatic reinvestment of dividends

7) Number of shares/amount of stock acquired

394 Shares

8) Percentage of issued class

0.00%

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

484.01p

13) Date of transaction

28 June 2005

14) Date company informed

29 June 2005

15) Total holding following this notification

49,214

16) Total percentage holding of issued class following this notification

0.0026%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Alan McCulloch
01698 396414

25) Name and signature of authorised company official responsible for making this notification

Alan McCulloch
Assistant Secretary

Date of Notification 29 June 2005

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: June 29, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary